SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934

For the month of April, 2004.

ORIX Corporation

(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑     Form 40-F  ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐     No  ☑

Table of Documents Filed

Page
1.	ORIX’s Annual Consolidated Financial Results (April 1, 2003 - March 31, 2004) filed with the Tokyo Stock Exchange on Monday, April 26, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation
Date: April 26, 2004	By /s/ Masaru Hattori Masaru Hattori Corporate Senior Vice President Head of the Accounting Department ORIX Corporation

Consolidated Financial
Results April 1, 2003 — March 31, 2004

April 26, 2004

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 105.69 to $1.00, the approximate exchange rate prevailing at March 31, 2004.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company expects that it will be a “passive foreign investment company” under the U.S. Internal Revenue Code. A U.S. holder of the shares of the Company is therefore subject to special rules of taxation in respect of certain dividend, gain or other income on such shares. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:
     Corporate Communications
     ORIX Corporation
     3-22-8 Shiba, Minato-ku, Tokyo 105-8683
     JAPAN
     Tel: (03) 5419-5102
     Fax: (03) 5419-5901
     E-mail: leslie_hoy@orix.co.jp

Material Contained in this Report

The Company’s Financial information for the fiscal year from April 1, 2003 to March 31, 2004, filed with the Tokyo Stock Exchange and also made public by way of a press release.

Consolidated Financial Results from April 1, 2003 to March 31, 2004
(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation

Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591) Osaka Securities Exchange Nagoya Stock Exchange New York Stock Exchange (Trading Symbol: IX)

Head Office:	Tokyo JAPAN
Tel:(03)5419-5102
(URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

Date Approved by Board of Directors: April 26, 2004

1. Performance Highlights for the Years Ended March 31, 2004 and 2003

(1) Performance Highlights — Operating Results (Unaudited)

						(millions of JPY)*1
	Total	Year-on-Year	Operating	Year-on-Year	Income before	Year-on-Year
	Revenues	Change	Income	Change	Income Taxes*2	Change
March 31, 2004	720,773	5.7%	84,775	129.3%	102,157	126.1%
March 31, 2003	681,820	3.7%	36,974	(49.1%)	45,179	(37.5%)

	Net	Year-on-Year	Basic Earnings	Diluted Earnings	Return on	Return on	Operating
	Income	Change	Per Share	Per Share	Equity	Assets *3	Margin *4
March 31, 2004	54,020	78.6%	645.52	607.52	10.1%	1.8%	14.2%
March 31, 2003	30,243	(24.9%)	361.44	340.95	6.0%	0.7%	6.6%

1.	Equity in Net Income of Affiliates was a net gain of JPY 17,924 million for the year ended March 31, 2004 and a net gain of JPY 6,203 million for the year ended March 31, 2003.

2.	The average number of shares was 83,685,449 for the year ended March 31, 2004 and 83,672,434 for the year ended March 31, 2003.

3.	Changes in Accounting Principles Yes ☑ (new accounting adoption) No ☐

*	Note 1: Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.

*	Note 2: “Income before Income Taxes” as used throughout the report represents “Income before Discontinued Operations, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes.”

*	Note 3: This figure has been calculated using Income Before Income Taxes in accordance with Tokyo Stock Exchange disclosure practice. The figure on following pages is calculated using Net Income.

*	Note 4: In this context, Operating Margin is calculated by dividing Income Before Income Taxes by Total Revenues.

(2) Performance Highlights — Financial Position (Unaudited)

	Total	Shareholders'	Shareholders'	Shareholders'
	Assets	Equity	Equity Ratio	Equity Per Share
March 31, 2004	5,624,957	564,047	10.0%	6,739.64
March 31, 2003	5,931,067	505,458	8.5%	6,039.43

1. The number of outstanding shares was 83,691,007 as of March 31, 2004 and 83,693,009 as of March 31, 2003.

(3) Performance Highlights — Cash Flows (Unaudited)

	Cash Flows	Cash Flows	Cash Flows	Cash and Cash Equivalents
	From Operating Activities	From Investing Activities	From Financing Activities	At End of Period
March 31, 2004	152,812	123,978	(328,284)	152,235
March 31, 2003	210,150	182,950	(542,040)	204,677

(4) Number of Consolidated Subsidiaries and Affiliates

Consolidated Subsidiaries	200
Non-consolidated Subsidiaries	0
Affiliates	74	(Of which 74 are accounted for by the equity method)

(5) Changes in Accounting Treatment

Additions to and deletions from consolidated subsidiaries and affiliates

  Additions: Consolidated Subsidiaries 9, Affiliates 4

  Deletions: Consolidated Subsidiaries 7, Affiliates 2

2. Forecasts for the Year Ending March 31, 2005 (Unaudited)

		Income before
Fiscal Year	Total Revenues	Income Taxes	Net Income
March 31, 2005	760,000	109,000	60,000

Note: Basic Earnings Per Share is forecasted to be JPY 716.92.

Group Position

     The ORIX Group consists of ORIX Corporation, 200 subsidiaries and 74 affiliates, and is developing various operations.

     The main contents of each operation and the positioning of ORIX Corporation and its subsidiaries are given below.

     The following classification is the same as that used in the classification of information by segment.

Operations in Japan

(1)	Corporate finance

This business centers on direct financing leases and installment loans, other than real estate loans, to corporate customers as well as the sale of a variety of financial products and other fee business.

[Main related companies]

ORIX Corporation, ORIX Alpha Corporation, ORIX Auto Leasing Corporation, IFCO Inc., Nittetsu Lease Co., Ltd.

(2)	Equipment operating leases

This business principally comprises the rental of precision measuring equipment and personal computers to corporate customers as well as automobile rental operations.

[Main related companies]

ORIX Rentec Corporation, ORIX Rent-A-Car Corporation

(3)	Real estate-related finance

This business encompasses real estate loans to corporate customers and housing loans to individuals. ORIX is also expanding its business involving loan servicing, commercial mortgage-backed securities (CMBS), and REITs.

[Main related companies]

ORIX Corporation, ORIX Trust and Banking Corporation, ORIX Asset Management & Loan Services Corporation

(4)	Real estate

This business consists principally of condominium development and office rental activities as well as the operation of such facilities as hotels, employee dormitories, and training facilities.

[Main related companies]

ORIX Corporation, ORIX Estate Corporation, ORIX Real Estate Corporation

(5)	Life insurance

This segment consists of direct and agency life insurance sales and related activities conducted by ORIX Life Insurance.

[Main related companies]

ORIX Life Insurance Corporation

(6)	Other

The other segment encompasses securities transactions, venture capital operations, consumer card loan operations, and new businesses.

[Main related companies]

ORIX Corporation, ORIX Credit Corporation, ORIX Capital Corporation, ORIX Securities Corporation, ORIX Baseball Club Co., Ltd.,

ORIX COMMODITIES Corporation, ORIX Investment Corporation

Overseas Operations

(1)	The Americas

Principal businesses in the Americas segment are direct financing leases, corporate lending, securities investment, commercial mortgage-backed securities (CMBS) related business, and real estate development.

[Main related companies]

ORIX USA Corporation, ORIX Real Estate Equities, Inc., ORIX Financial Services, Inc., ORIX Capital Markets, LLC, Stockton Holdings Limited

(2)	Asia and Oceania

Principal businesses in Asia and Oceania involve direct financing leases, operating leases for precision measuring equipment and transportation equipment, corporate lending, and securities investment.

[Main related companies]

ORIX Investment and Management Private Limited, ORIX Asia Limited, ORIX Australia Corporation Limited,

ORIX Taiwan Corporation, PT. ORIX Indonesia Finance, ORIX Leasing Malaysia Berhad, ORIX Leasing Pakistan Limited,

ORIX Leasing Singapore Limited, INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED

(3)	Europe

Principal businesses in Europe center on aircraft operating leases, corporate loans, and securities investments.

[Main related companies]

ORIX Europe Limited, ORIX Ireland Limited, ORIX Aviation Systems Limited

1

Group Structure

The structure of principal business of the ORIX Group is as follows.

Major Group Company	Principal Business
ORIX Corporation	Leasing, Lending and Other Financial Services

Providing customers with financial services

Selling Agent

Guarantee of Liabilities

Loans to Fund Businesses

Operations in Japan

ORIX Auto Leasing Corporation	Automobile Leasing
ORIX Rentec Corporation	Precision Measuring & OA Equipment Rentals
ORIX Alpha Corporation	Leasing, Lending
IFCO Inc.	Automobile Leasing
Nittetsu Lease Co., Ltd.	Leasing
ORIX Credit Corporation	Consumer Loans
ORIX Rent-A-Car Corporation	Automobile Rentals
ORIX Real Estate Corporation	Real Estate Development & Management
ORIX Estate Corporation	Real Estate & Leisure Facility Management
ORIX Securities Corporation	Securities Brokerage & Online Trading
ORIX Life Insurance Corporation	Life Insurance
ORIX Trust and Banking Corporation	Trust & Banking Services, Housing Loans
ORIX Capital Corporation	Venture Capital
ORIX Investment Corporation	Alternative Investment
ORIX COMMODITIES Corporation	Securities and Futures Trading
ORIX Asset Management & Loan Services Corporation	Loan Servicing
ORIX Baseball Club Co., Ltd.	Professional Baseball Team Management
149 others	

Overseas Operations

The Americas		
ORIX USA Corporation		Investment Banking
ORIX Financial Services, Inc.		Leasing, Lending
ORIX Real Estate Equities, Inc.		Real Estate Development & Management
ORIX Capital Markets, LLC		Loan Servicing, Corporate Debt Investment
Stockton Holdings Limited	*	Futures Trading, Reinsurance
23 others		
Asia and Oceania		
ORIX Asia Limited		Leasing, Investment Banking
ORIX Investment and Management Private Limited		Venture Capital
ORIX Leasing Singapore Limited	*	Leasing, Hire Purchase
ORIX Taiwan Corporation		Leasing, Hire Purchase
PT. ORIX Indonesia Finance		Leasing, Automobile Leasing
ORIX Leasing Malaysia Berhad		Leasing, Lending, Hire Purchase
ORIX Australia Corporation Limited		Leasing, Automobile Leasing & Rentals
INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED	*	Investment Banking, Corporate Finance
ORIX Leasing Pakistan Limited	*	Leasing, Automobile Leasing, Lending
54 others		
Europe		
ORIX Europe Limited		Corporate Finance
ORIX Ireland Limited		Corporate Finance
ORIX Aviation Systems Limited		Aircraft Leasing
14 others		

* Affiliates

- - - The guarantee to some group companies is shown among others.

Summary of Consolidated Financial Results

Management Policies

Objectives

     ORIX has continued to provide value-added financial products and services to meet its customers’ needs. As the services that customers demand have diversified, we have increased the number and quality of the financial solutions that we provide. As a result, ORIX’s financial services have expanded from leasing, rentals and lending to include life insurance, real estate finance and development, and investment banking activities. As new business opportunities arise in the future, we plan to build on our accumulated knowledge and experience to continue to provide creative and innovative value-added financial solutions.

     ORIX aims to achieve the optimum growth in long-term shareholder value and contribute to society by taking the lead in discovering customers’ needs in order to provide new value-added financial services. This is the basis of ORIX’s management philosophy and we will further strive to focus on areas that fully utilize the specialization of the entire ORIX Group in order to meet our customers’ needs.

     ORIX has placed primary importance on profitability by carefully selecting businesses and concentrating its resources to achieve maximum growth in shareholder value. However, in the Japanese financial market, it is quite difficult to achieve a level of risk-adjusted return that is comparable to global standards. In light of this, ORIX is striving to increase the efficiency of its asset-based business and is concentrating more of its resources on investment banking activities with the goal of improving profitability.

Dividend Policy

     We believe we should use retained earnings mainly to invest in new growth opportunities as we strive to achieve returns for shareholders by increasing our corporate value over the long run.

Unit Shares

     ORIX’s basic policy is to periodically review the number of common shares that make up one trading unit in order to promote broad participation by investors. With regards to the number of shares that make one unit, ORIX will consider demands from the market and weigh the costs and benefits associated with any changes to the present trading unit.

Corporate Governance

     ORIX has strengthened its corporate governance structure in order to more objectively ensure that business activities are being carried out to maximize shareholder value. For example, ORIX established an Advisory Board in 1997 made up of experienced individuals from outside the Company, introduced a Corporate Executive Officer system in 1998, and welcomed independent directors to the Board and set up the Executive Nomination and Compensation Committee in 1999. In order to take further steps to strengthen its corporate governance structure, ORIX received approval from shareholders at the 40th Annual General Meeting of Shareholders in 2003 to adopt a “Company with Committees” board model, which became possible on April 1, 2003 as a result of revisions to the Japanese Commercial Code. In addition, ORIX believes that compliance is a foundation of strong corporate governance and continues to strengthen its compliance based on the spirit of EC21, which is our guide to continue to be an “Excellent Company” in the 21st Century. We are actively promoting our Corporate Action Principles and Employee Action Principles as part of compliance.

Financial Results

1. Fiscal Year Ended March 31, 2004

Economic Environment

     Although the world economy was unstable in the first part of the fiscal year ended March 31, 2004, from the middle of this fiscal year, we began to see signs of a global economic recovery. In the United States, tax breaks and loose monetary policy helped boost consumer consumption and spending on housing, while capital expenditures also increased helping to spur the economy. In Europe, external demand supported modest recovery, while Asia experienced strong economic growth thanks to exports against the backdrop of continued economic growth in China and recovery in demand in information technology-related industries. In Japan, strong export growth combined with the effects of corporate restructuring helped to raise corporate profits, and we also saw some signs of an improvement in consumer spending. An increase in stock prices and signs of an end to falling property prices in some areas of Tokyo were indications that Japan’s long period of economic stagnation may be coming to an end.

Financial Highlights

Income before Income Taxes*	102,157 million yen (Up 126% year on year)
Net Income	54,020 million yen (Up 79% year on year)
Earnings Per Share (Basic)	645.52 yen (Up 79% year on year)
Earnings Per Share (Diluted)	607.52 yen (Up 78% year on year)
Shareholders’ Equity Per Share	6,739.64 yen (Up 12% year on year)
ROE	10.1% (March 31, 2003: 6.0%)
ROA	0.93% (March 31, 2003: 0.49%)

*	“Income before income taxes” refers to “income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes.”

Revenues: 720,773 million yen (Up 6% year on year)

Revenues from “direct financing leases” and “interest on loans and investment securities” fell compared to the previous year as a result of a lower balance of assets as we maintained strict credit evaluations and continued to focus on the profitability of each transaction. “Life insurance premiums and related investment income” were also down due to the continued shift to insurance-only life insurance products. On the other hand, revenues from “operating leases” increased due to improvements in our precision measuring equipment rental and automobile rental businesses, while “gains on sales of real estate under operating leases” also increased. In addition, “residential condominium sales” increased due to the increase in the number of condominiums sold to buyers. Brokerage commissions in “brokerage commissions and net gains on investment securities” also increased as a result of improvements in the stock markets in Japan and net gains on the sale of investment securities rose due to improved stock and bond markets in Japan and the United States. We also saw growth in “other operating revenues” due to increases in contributions from building maintenance operations and from the revenues from companies in which we have invested as part of our corporate rehabilitation business. As a result, revenues increased 6% to 720,773 million yen compared with the previous fiscal year.

Expenses: 635,998 million yen (Down 1% year on year)

In addition to a decline of 38,337 million yen in “write-downs of long-lived assets,” “interest expense”

declined due mainly to lower levels of operating assets and the resulting lower levels of debt in Japan and overseas. In addition, “life insurance costs” fell in line with the decline in revenues, while “provision for doubtful receivables and probable loan losses” and “write-downs of securities” declined. “Depreciation—operating leases” increased as a result of an increase in investment in operating leases, and “costs of residential condominium sales” and “other operating expenses” rose in line with the increase in revenues. “Selling, general and administrative expenses” rose due mainly to the increase in the number of consolidated companies. These factors contributed to a decrease in overall expenses of 1% year on year to 635,998 million yen.

Net Income: 54,020 million yen (Up 79% year on year)

Operating income was 84,775 million yen, an increase of 129% over the previous fiscal year. “Equity in net income of affiliates” increased 189% to 17,924 million yen due in large part to the contribution from Korea Life Insurance Co., Ltd., which included the recognition of certain deferred tax assets (refer to page 7, “5. Additional Information”). As a result, “income before income taxes” rose 126% to 102,157 million yen and “net income” increased 79% to 54,020 million yen compared with the previous fiscal year.

Operating Assets: 4,849,194 million yen (Down 6% year on year)

As a result of the careful selection of new assets, the sale of some assets and the appreciation of the Japanese yen against the U.S. dollar, operating assets declined 6% to 4,849,194 million yen compared with March 31, 2003.

Segment Information (“Profits” refer to income before income taxes)

Operations in Japan

Corporate Finance: The automobile leasing operations continued to perform well during the fiscal year, however, profits were down to 43,787 million yen compared to 44,158 million yen in the previous fiscal year as a result of fewer gains from securitization.

Equipment Operating Leases: Segment profits increased to 9,342 million yen compared to 4,402 million yen in the previous fiscal year due to improved profitability of the precision measuring and other equipment rental operations.

Real Estate-Related Finance: The segment saw a continued strong contribution from consumer housing loans and corporate loans, including non-recourse loans, while the loan servicing operations also made contributions. However, 3,174 million yen of gains from the listing and sale of shares in a J-REIT were recorded in the previous fiscal year and profits decreased to 18,102 million yen compared to 19,572 million yen in the previous fiscal year.

Real Estate: Revenues from condominium development and building maintenance continued to grow. In addition, gains from the sale of office buildings under operating leases contributed to earnings. In the fiscal year ended March 31, 2003, we also recorded 50,682 million yen in write-downs of certain real estate assets. As a result, profits in the fiscal year ended March 31, 2004 were 6,244 million yen compared to a loss of 39,441 million yen in the previous fiscal year.

Life Insurance: “Life insurance premiums and related investment income” were lower as a result of the continued shift to insurance-only life insurance products, but “life insurance costs” for policy reserves and related expenses also declined, resulting in an increase in profits to 5,382 million yen from 4,791 million yen in the previous fiscal year.

Other: The consumer card loan operations continued to contribute to earnings. The securities brokerage business also benefited from improvements in the Japanese stock markets, while both venture capital operations and equity method affiliates contributed to earnings. As a result, profits rose to 10,079 million yen compared to 8,452 million yen in the previous fiscal year.

Overseas Operations

The Americas: Segment profits improved to 7,601 million yen compared to 1,332 million yen in the previous fiscal year due largely to fewer “write-downs of securities” and lower “provision for doubtful receivables and probable loan losses.”

Asia and Oceania: Contributions from automobile leasing and corporate lending of a number of companies in the region, in addition to an increase in “equity in net income of affiliates” from Korea Life Insurance Co., Ltd. (refer to page 7, “5. Additional Information”), resulted in a rise in segment profits to 17,848 million yen compared to 9,765 million yen in the same period of the previous fiscal year.

Europe: A segment loss of 1,252 million yen was recorded compared to a loss of 736 million yen in the previous fiscal year due largely to the recording of losses on certain equity method investments.

2. Summary of Cash Flows (Fiscal Year Ended March 31, 2004)

“Cash and cash equivalents” decreased by 26% or 52,442 million yen, to 152,235 million yen compared to March 31, 2003 due primarily to the repayment of debt.

“Cash flows from operating activities” declined by 57,338 million yen to 152,812 million yen in this fiscal year compared to 210,150 million yen in the previous fiscal year. The major items resulting in this decline were “write-downs of long-lived assets,” which added 50,682 million yen to cash flows in the previous fiscal year compared to 12,345 million yen in this fiscal year, and a “decrease in policy liabilities” which reduced cash flows by 15,771 million yen in this fiscal year compared to an increase of 5,889 million yen in the previous fiscal year.

“Cash flows from investing activities” decreased by 58,972 million yen to 123,978 million yen compared to 182,950 million yen in the previous fiscal year. While cash outflows for the “purchase of lease equipment,” “installment loans made to customers,” and the “purchase of available for sale securities” all declined as a result of lower business volumes, inflows also declined due primarily to a decrease of “net proceeds from securitization of lease and loan receivables,” and a reduction in “proceeds from sales of available-for-sale securities.”

542,040 million yen was used in “cash flows from financing activities” in the previous fiscal year, while 328,284 million yen was used in the current fiscal year due to the lower level of operating assets and the ensuing repayment of debt.

3. Summary of Fourth Quarter (Three Months Ended March 31, 2004)

In the fourth quarter of the fiscal year ended March 31, 2004, revenues increased by 18,807 million yen compared with the fourth quarter of the previous fiscal year to 203,969 million yen. Revenues from “direct financing leases” and “interest on loans and investment securities” were lower due to the cautious selection of new assets and the resulting lower level of assets. On the other hand, “brokerage commissions and net gains on investment securities” increased due to improvement in stock and bond markets in Japan and overseas, “residential condominium sales” increased due to more condominiums sold to buyers, and “other operating revenues” rose as a result of growth in building maintenance operations and revenues from companies in which we have invested as part of our corporate rehabilitation business. On the other hand, expenses declined by 16,277 million yen. “Costs of residential condominium sales” and “other operating expenses” rose in line with increases in revenues, and “selling, general and administrative expenses” rose due to the increase in the number of consolidated companies. However, “write-downs of long-lived assets” declined by 27,874 million yen and “write-downs of securities” declined by 5,156 million yen. There were also declines in “interest expense” and “provisions for doubtful receivables and probable loan losses.” As a result, “operating profits” in the fourth quarter of the fiscal year ended March 31, 2004 were up 35,084 million yen to 17,181 million yen, “income before income taxes” was up 35,839 million yen to 20,465 million yen and “net income” was up 13,097 million yen to 8,128 million yen.

4. Outlook and Forecasts for the Fiscal Year Ending March 31, 2005

For the fiscal year ending March 31, 2005, we forecast “revenues” of 760,000 million yen (up 5% compared with the fiscal year ended March 31, 2004), “income before income taxes” of 109,000 million yen (up 7%), and “net income” of 60,000 million yen (up 11%).

5. Additional Information

“Equity in net income of affiliates” for the fiscal year ended March 31, 2004 included 10,047 million yen from Korea Life Insurance Co., Ltd., or KLI. This amount included ORIX’s proportionate interest in the ordinary operating results of KLI and our proportionate interest in the recognition of deferred tax assets of 5,380 million yen attributable to a change in tax rules in Korea.

The change in Korean tax rules in May 2003 will enable KLI to apply certain historical losses to reduce future taxable income. As a result of this change, KLI recorded a tax benefit in earnings and a corresponding deferred tax asset in the first quarter of our fiscal year ended March 31, 2004. ORIX recorded a proportionate interest in income reported by KLI in the second quarter of our fiscal year ended March 31, 2004 in accordance with the Company’s policy of recording its equity in the income of KLI on a one-quarter lag basis.

ORIX has plans to sell a portion of its interest in KLI in the future. However, no definitive agreements of sale have been arranged at the time of this announcement. The corresponding increase in the carrying value of ORIX’s ownership interest as a result of the recording of the above recognition of deferred tax assets in KLI is not necessarily reflective of an increase in the fair value of our equity interest in the event of a sale to a third party. Therefore, we believe that there is a possibility that we will be unable to sell our portion of KLI at or above the carrying value of our investment at the time of sale. In such an event, we will record a loss on the sale in the period in which a definitive agreement of sale is arranged.

Consolidated Financial Highlights
(For the Years Ended March 31, 2004 and 2003)
(Unaudited)

	(millions of JPY, except for per share data)
	Year	Year	Year	Year
	ended March	-on-	ended March	-on-
	31, 2004	year	31, 2003	year
Operating Assets		Change		Change
Investment in Direct Financing Leases	1,453,575	92%	1,572,308	95%
Installment Loans	2,234,940	98%	2,288,039	101%
Investment in Operating Leases	536,702	101%	529,044	111%
Investment in Securities	551,928	81%	677,435	79%
Other Operating Assets	72,049	94%	76,343	31%

Total	4,849,194	94%	5,143,169	93%
Operating Results
Total Revenues	720,773	106%	681,820	104%
Income before Discontinued Operations, Extraordinary Gain, Cumulative Effect of a change in Accounting Principle and Income Taxes	102,157	226%	45,179	62%
Net Income	54,020	179%	30,243	75%
Earnings Per Share
Net Income
Basic	645.52	179%	361.44	74%
Diluted	607.52	178%	340.95	73%
Shareholders’ Equity Per Share	6,739.64	112%	6,039.43	101%
Financial Position
Shareholders’ Equity	564,047	112%	505,458	101%
Number of Outstanding Shares (‘000)	83,691	100%	83,693	100%
Long-and Short-Term Debt and Deposits	3,859,180	91%	4,239,514	91%
Total Assets	5,624,957	95%	5,931,067	93%
Shareholders’ Equity Ratio	10.0%	—	8.5%	—
Return on Equity	10.1%	—	6.0%	—
Return on Assets	0.93%	—	0.49%	—
New Business Volumes
Direct Financing Leases
New Receivables Added	801,787	80%	1,000,896	92%
New Equipment Acquisitions	713,240	80%	895,848	91%
Installment Loans	1,124,276	89%	1,268,170	95%
Operating Leases	189,737	109%	173,567	119%
Investment in Securities	122,066	53%	231,294	66%
Other Operating Transaction	186,265	160%	116,736	57%

Condensed Consolidated Statements of Income
(For the Years Ended March 31, 2004 and 2003)
(Unaudited)

		Year	(millions of JPY, millions of US$)
		-on-
		year			Year-on-year
	Year ended	Change	Year ended	Change	U.S. dollars
	March 31, 2004	(%)	March 31, 2003	(%)	March 31, 2004
Total Revenues:	720,773	106	681,820	104	6,820

Direct Financing Leases	112,372	91	122,928	101	1,063
Operating Leases	130,488	106	122,526	103	1,235
Gains on Sales of Real Estate under Operating Leases	9,116	280	3,257	475	86
Interest on Loans and Investment Securities	116,744	89	131,590	108	1,105
Brokerage Commissions and Net Gains on Investment Securities	26,025	240	10,857	59	246
Life Insurance Premiums and Related Investment Income	134,212	97	138,511	91	1,270
Residential Condominium Sales	98,034	138	71,165	123	928
Interest Income on Deposits	884	168	526	38	8
Other Operating Revenues	92,898	115	80,460	126	879

Total Expenses:	635,998	99	644,846	110	6,018

Interest Expense	60,597	84	71,846	80	573
Depreciation — Operating Leases	83,919	105	79,993	104	794
Life Insurance Costs	119,653	95	125,684	90	1,132
Costs of Residential Condominium Sales	88,679	146	60,769	123	839
Other Operating Expenses	52,561	127	41,359	140	497
Selling, General and Administrative Expenses	161,835	112	144,271	114	1,532
Provision for Doubtful Receivables and Probable Loan Losses	49,592	91	54,706	107	469
Write-downs of Long-Lived Assets	12,345	24	50,682	1866	117
Write-downs of Securities	5,240	37	14,325	73	50
Foreign Currency Transaction Loss, Net	1,577	130	1,211	—	15

Operating Income	84,775	229	36,974	51	802

Equity in Net Income of Affiliates	17,924	289	6,203	—	170
Gain (Loss) on Sales of Affiliates	(542)	—	2,002	1,682	(5)

Income before Discontinued Operations, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	102,157	226	45,179	62	967

Provision for Income Taxes	51,538	248	20,746	64	488

Income before Discontinued Operations, Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	50,619	207	24,433	62	479

Discontinued Operations
Income from Discontinued Operations, Net (including gains on sales of JPY3,747 million in fiscal 2004)	4,713		1,109		45
Provision for Income Taxes	(1,921)		(450)		(19)

Discontinued Operations, Net of Applicable Tax Effect	2,792	424	659	153	26

Extraordinary Gain, Net of Applicable Tax Effect	609	19	3,214	—	6
Cumulative Effect of a Change in Accounting Principle, Net of Applicable Tax Effect	—	—	1,937	1,456	—

Net Income	54,020	179	30,243	75	511

Note: 1. The Company recognized an “Extraordinary Gain, Net of Applicable Tax Effect” in the years ended March 31, 2004 and 2003 due to the excess of the proportionate fair value of the net assets over the purchase price of the affiliate paid by the Company (“Negative Goodwill”).

2.	On April 1, 2002, as a result of the adoption of FASB Statement No. 141 (“Business Combinations”), the Company and its subsidiaries recorded a transition gain arising from the write-off of “Negative Goodwill” of JPY1,937 million as of March 31, 2002 as the “Cumulative Effect of a Change in Accounting Principle, Net of Applicable Tax Effect.”

3.	“Gains on Sales of Real Estate under Operating Leases” was reclassified as a separate account from this fiscal year. In addition, “Gains on Sales of Real Estate under Operating Leases” that had been included in “Operating Leases” in the previous fiscal year has been reclassified to conform to this year.

4.	Net income from sales of real estate under operating leases that is considered to be discontinued operation was reclassified as “Discontinued Operations.” Accordingly, certain amounts in the previous fiscal year have been reclassified to conform to the presentation in this fiscal year.

Condensed Consolidated Statements of Income

(For the Three Months Ended March 31, 2004 and 2003)
(Unaudited)

			(millions of JPY, millions of US$)
	Three Months	Year-on-Year	Three Months	U.S. dollars
	ended March	Change	ended March	March
	31, 2004%		31, 2003	31, 2003
Total Revenues:	203,969	110	185,162	1,930

Direct Financing Leases	28,004	95	29,569	265
Operating Leases	34,809	105	33,176	329
Gains on Sales of Real Estate under Operating Leases	101	5	2,092	1
Interest on Loans and Investment Securities	29,307	81	36,154	277
Brokerage Commissions and Net Gains on Investment Securities	11,861	753	1,575	112
Life Insurance Premiums and Related Investment Income	40,579	106	38,358	384
Residential Condominium Sales	29,170	150	19,441	276
Interest Income on Deposits	361	311	116	3
Other Operating Revenues	29,777	121	24,681	283

Total Expenses:	186,788	92	203,065	1,767

Interest Expense	13,997	79	17,671	132
Depreciation — Operating Leases	21,871	100	21,806	207
Life Insurance Costs	36,518	106	34,468	346
Costs of Residential Condominium Sales	26,543	152	17,461	251
Other Operating Expenses	18,033	138	13,096	171
Selling, General and Administrative Expenses	44,814	114	39,172	423
Provision for Doubtful Receivables and Probable Loan Losses	14,910	86	17,318	141
Write-downs of Long-Lived Assets	8,143	23	36,017	77
Write-downs of Securities	1,253	20	6,409	12
Foreign Currency Transaction (Gain) Loss, Net	706	—	(353)	7

Operating Income (Loss)	17,181	—	(17,903)	163

Equity in Net Income of Affiliates	3,294	623	529	31
Gain (Loss) on Sales of Affiliates	(10)	—	2,000	(0)

Income (Loss) before Discontinued Operations, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	20,465	—	(15,374)	194

Provision (Benefit) for Income Taxes	13,472	—	(6,975)	128

Income (Loss) before Discontinued Operations, Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	6,993	—	(8,399)	66

Discontinued Operations
Income from Discontinued Operations, Net (including gains on sales of JPY1,075 million for the three months ended March 31, 2004)	1,286		364	12
Provision for Income Taxes	(517)	(148)	(5)

Discontinued Operations, Net of Applicable Tax Effect	769	356	216	7

Extraordinary Gain, Net of Applicable Tax Effect	366	11	3,214	4
Cumulative Effect of a Change in Accounting Principle, Net of Applicable Tax Effect	—	—	—	—
Net Income (Loss)	8,128	—	(4,969)	77

Condensed Consolidated Balance Sheets
(As of March 31, 2004 and 2003)
(Unaudited)

	(millions of JPY, millions of US$)
			U.S. dollars
	March 31, 2004	March 31, 2003	March 31, 2004
Assets
Cash and Cash Equivalents	152,235	204,677	1,440
Restricted Cash	35,621	18,671	337
Time Deposits	677	1,184	6
Investment in Direct Financing Leases	1,453,575	1,572,308	13,753
Installment Loans	2,234,940	2,288,039	21,146
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(128,020)	(133,146)	(1,211)
Investment in Operating Leases	536,702	529,044	5,078
Investment in Securities	551,928	677,435	5,222
Other Operating Assets	72,049	76,343	682
Investment in Affiliates	157,196	144,974	1,487
Other Receivables	142,711	146,650	1,350
Inventories	121,441	100,893	1,149
Prepaid Expenses	44,139	41,494	418
Office Facilities	71,196	77,043	674
Other Assets	178,567	185,458	1,690

Total	5,624,957	5,931,067	53,221

Liabilities and Shareholders’ Equity
Short-Term Debt	903,916	1,120,434	8,553
Deposits	292,545	262,467	2,768
Trade Notes, Accounts Payable and Other Liabilities	279,852	265,264	2,647
Accrued Expenses	96,668	82,012	914
Policy Liabilities	592,782	608,553	5,609
Current and Deferred Income Taxes	153,937	150,900	1,456
Deposits from Lessees	78,491	79,366	743
Long-Term Debt	2,662,719	2,856,613	25,194

Total Liabilities	5,060,910	5,425,609	47,884

Common Stock	52,068	52,067	493
Additional Paid-in Capital	70,015	70,002	662
Retained Earnings:
Legal Reserve	2,220	2,220	21
Retained Earnings	481,091	429,163	4,552
Accumulated Other Comprehensive Loss	(33,141)	(39,747)	(313)
Treasury Stock, at cost	(8,206)	(8,247)	(78)

Shareholders’ Equity	564,047	505,458	5,337

Total	5,624,957	5,931,067	53,221

				U.S. dollars
		March 31, 2004	March 31, 2003	March 31, 2004
Note 1:	Accumulated Other Comprehensive Loss
	Net unrealized gains on investment in securities	25,048	1,917	237
	Minimum pension liability adjustments	(7,967)	(4,182)	(75)
	Foreign currency translation adjustments	(45,629)	(29,919)	(432)
	Net unrealized losses on derivative instruments	(4,593)	(7,563)	(43)

2:	Certain inventories included in “Advances” and “Other Operating Assets” were reclassified to a separate account “Inventories” from this fiscal year. In addition, the remaining amount in “Advances” after the reclassification to “Inventories” has been included in “Other Assets.”

Condensed Consolidated Statements of Shareholders’ Equity
(For the Years Ended March 31, 2004 and 2003)
(Unaudited)

		(millions of JPY, millions of US$)
	Year ended	Year ended	U.S. dollars
	March	March	March
	31, 2004	31, 2003	31, 2004
Common Stock:
Beginning balance	52,067	51,854	493
Issuance during the year	1	213	0

Ending balance	52,068	52,067	493

Additional Paid-in Capital:
Beginning balance	70,002	69,823	662
Issuance during the year and other, net	13	179	0

Ending balance	70,015	70,002	662

Legal Reserve:
Beginning balance	2,220	2,220	21

Ending balance	2,220	2,220	21

Retained Earnings:
Beginning balance	429,163	400,175	4,061
Cash dividends	(2,092)	(1,255)	(20)
Net income	54,020	30,243	511

Ending balance	481,091	429,163	4,552

Accumulated Other Comprehensive Loss:
Beginning balance	(39,747)	(13,440)	(376)
Net unrealized gains on investment in securities	23,131	(12,839)	219
Minimum pension liability adjustments	(3,785)	2,652	(36)
Foreign currency translation adjustments	(15,710)	(15,119)	(148)
Net unrealized losses on derivative instruments	2,970	(1,001)	28

Ending balance	(33,141)	(39,747)	(313)

Treasury Stock:
Beginning balance	(8,247)	(8,124)		(78)
Increase (decrease), net	41	(123)	0

Ending balance	(8,206)	(8,247)	(78)

Total Shareholders’ Equity:
Beginning balance	505,458	502,508	4,783
Increase, net	58,589	2,950	554

Ending balance	564,047	505,458	5,337

Summary of Comprehensive Income:
Net income	54,020	30,243	511
Other comprehensive income (loss)	6,606	(26,307)	63

Comprehensive income	60,626	3,936	574

Condensed Consolidated Statements of Cash Flows
(For the Years Ended March 31, 2004 and 2003)
(Unaudited)

	(millions of JPY, millions of US$)
			U.S. dollars
	Year ended	Year ended	Year ended
	March 31, 2004	March 31. 2003	March 31, 2004
Cash Flows from Operating Activities:
Net income	54,020	30,243	511
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	121,530	118,097	1,150
Provision for doubtful receivables and probable loan losses	49,592	54,706	469
(Decrease) increase in policy liabilities	(15,771)	5,889	(149)
Gains from securitization transactions	(446)	(9,649)	(4)
Equity in net income of and gain on sales of affiliates	(17,382)	(8,205)	(165)
Gains on sales of available-for-sale securities	(8,728)	(7,588)	(82)
Write-downs of long-lived assets	12,345	50,682	117
Write-downs of securities	5,240	14,325	50
(Increase) decrease in restricted cash	(17,393)	1,195	(165)
Increase in inventories	(18,197)	(21,894)	(172)
Increase in prepaid expenses	(1,974)	(2,975)	(19)
Increase (decrease) in accrued expenses	7,481	(2,370)	71
Increase in deposits from lessees	683	4,303	6
Other, net	(18,188)	(16,609)	(172)

Net cash provided by operating activities	152,812	210,150	1,446

Cash Flows from Investing Activities:
Purchases of lease equipment	(873,248)	(923,483)	(8,262)
Principal payments received under direct financing leases	731,702	742,183	6,923
Net proceeds from securitization of lease and loan receivable	35,704	239,050	338
Installment loans made to customers	(1,130,986)	(1,214,672)	(10,701)
Principal collected on installment loans	1,092,698	1,071,841	10,339
Proceeds from sales of operating lease assets	116,531	62,323	1,103
Investment in and dividends received from affiliates, net	5,822	(23,208)	55
Purchases of available-for-sale securities	(90,527)	(193,580)	(857)
Proceeds from sales of available-for-sale securities	164,860	264,021	1,560
Maturities of available-for-sale securities	88,601	95,187	838
Purchases of other securities	(32,707)	(23,674)	(309)
Proceeds from sales of other securities	12,648	21,413	120
Purchases of other operating assets	(8,966)	(2,847)	(85)
Proceeds from sales of other operating assets	10,468	63,596	99
Acquisitions of subsidiaries, net of cash acquired	(8,861)	(13,669)	(84)
Sales of subsidiaries, net of cash disposed	24	36,469	0
Other, net	10,215	(18,000)	96

Net cash provided by investing activities	123,978	182,950	1,173

Cash Flows from Financing Activities:
Repayment of short-term debt, net	(94,192)	(122,365)	(891)
Repayment of commercial paper, net	(106,712)	(485,288)	(1,010)
Proceeds from long-term debt	811,099	811,334	7,674
Repayment of long-term debt	(971,619)	(776,959)	(9,193)
Net increase in deposits due to customers	30,078	37,224	285
Issuance of common stock	8	392	0
Dividends paid	(2,092)	(1,255)	(20)
Net increase (decrease) in call money	5,000	(5,000)	47
Other, net	146	(123)	2
Net cash used in financing activities	(328,284)	(542,040)	(3,106)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(948)	(1,131)	(10)

Net Decrease in Cash and Cash Equivalents	(52,442)	(150,071)	(497)
Cash and Cash Equivalents at Beginning of Period	204,677	354,748	1,937

Cash and Cash Equivalents at End of Period	152,235	204,677	1,440

Segment Information
(For the Years Ended March 31, 2004 and 2003)
(Unaudited)

(millions of JPY)

	Year ended March 31, 2004			Year ended March 31, 2003
		Income (Loss)			Income (Loss)
		before			before
		Income	Operating		Income	Operating
	Revenues	Taxes (1)	Assets	Revenues	Taxes (1)	Assets
Operations in Japan
Corporate Finance	128,355	43,787	1,806,686	125,560	44,158	1,893,422
Equipment Operating Leases	74,370	9,342	147,231	67,655	4,402	144,397
Real Estate -Related Finance	54,792	18,102	909,019	51,589	19,572	931,513
Real Estate	143,451	6,244	309,558	104,454	(39,441)	303,838
Life Insurance	133,391	5,382	582,473	138,511	4,791	579,805
Other	73,986	10,079	412,505	61,238	8,452	387,978

Sub-Total	608,345	92,936	4,167,472	549,007	41,934	4,240,953
Overseas Operations
The Americas	47,294	7,601	472,595	57,909	1,332	618,148
Asia and Oceania	53,694	17,848	413,041	55,425	9,765	437,874
Europe	10,708	(1,252)	56,634	13,311	(736)	75,207

Sub-Total	111,696	24,197	942,270	126,645	10,361	1,131,229

Segment Total	720,041	117,133	5,109,742	675,652	52,295	5,372,182

Difference between Segment
totals and Consolidated Amounts	732	(14,976)	(260,548)	6,168	(7,116)	(229,013)

Consolidated Amounts	720,773	102,157	4,849,194	681,820	45,179	5,143,169

		(millions of US$)
	U.S. dollars March 31, 2004
		Income (Loss)
		before
		Income	Operating
	Revenues	Taxes (1)	Assets
Operations in Japan
Corporate Finance	1,214	414	17,094
Equipment Operating Leases	704	88	1,393
Real Estate-Related Finance	518	171	8,601
Real Estate	1,357	59	2,929
Life Insurance	1,262	51	5,511
Other	701	96	3,903

Sub-Total	5,756	879	39,431
Overseas Operations
The Americas	447	72	4,472
Asia and Oceania	509	169	3,908
Europe	101	(12)	535

Sub-Total	1,057	229	8,915

Segment Total	6,813	1,108	48,346

Difference between Segment totals and Consolidated Amounts	7	(141)	(2,465)

Consolidated Amounts	6,820	967	45,881

*Note 1: “Income (Loss) before Income Taxes” represents “Income before Discontinued Operations, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes.”

Note 2: Results of discontinued operation are not eliminated from“Revenues” and “Income (Loss) before Income Taxes” of each segment, but are eliminated in “Difference between Segment totals and Consolidated Amounts” in the segment information.

Note 3: Quarterly comparison of segment information is presented in the accompanying “Key Quarterly Financial Data” located on page 24.

Basis of presentation and significant accounting policies

In preparing the accompanying consolidated financial statements, ORIX Corporation (the Company) and its subsidiaries have followed accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

Some areas of potential significant differences between U.S. and Japanese accounting policies and practices are as follows: Accounting for direct financing leases, accounting for the impairment of long-lived assets and long-lived assets to be disposed of, the use of the straight-line method of depreciation for operating lease equipment, deferral of life insurance policy acquisition costs and the calculation of policy liabilities, accounting for derivative instruments and hedging activities, accounting for goodwill and intangible assets resulting from business combinations, accounting for pension plans, and a reflection of the income tax effect on such adjustments. Segment information is prepared in accordance with FASB Statement No. 131. The basis of presentation and significant accounting policies are as follows.

1. Consolidated subsidiaries

The accompanying consolidated financial statements include the accounts of the Company, 115 domestic subsidiaries and 85 overseas subsidiaries (total of 200 subsidiaries). The accounts of certain variable interest entities are also included pursuant to FASB Interpretation No. 46 (“Consolidation of Variable Interest Entities”).

Major subsidiaries are ORIX Auto Leasing Corporation, ORIX USA Corporation and others.

2. Affiliates accounted for by the equity method

Investment in 49 domestic affiliates and 25 overseas affiliates (total of 74 affiliates) are accounted for by using the equity method. Major affiliates are The Fuji Fire and Marine Insurance Company Limited, Stockton Holdings Limited, Korea Life Insurance Co., Ltd., and others.

3. The date of subsidiaries fiscal closing

Certain subsidiaries have a year-end that differs from that of the Company. However, these subsidiaries close their books and make necessary adjustments for consolidation purposes as of the Company’s fiscal year end. For certain subsidiaries whose fiscal periods end at a date that is less than three months from our consolidated fiscal periods, we use the most recent fiscal period end of those subsidiaries in our consolidated financial results.

4. Accounting policies

(1) Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Recognition of revenues

Direct financing leases—The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term using the interest method. Certain direct lease origination costs are being deferred and amortized over the lease term as a yield adjustment.

Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis.

Insurance premium and expenses—Premium income from life insurance policies are recognized as earned premiums when due. Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. Certain costs associated with writing insurance are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

(3) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income. Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through accumulated other comprehensive income (loss), net of applicable income taxes. However, the Company and its subsidiaries recognize losses related to securities for which the market price has been significantly below the acquisition cost and not considered temporary in nature. Held-to-maturity securities are recorded at amortized cost.

(4) Inventories

Inventories include advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums. Inventories are stated at the lower of cost or market.

(5) Impairment of long-lived assets

Long-lived assets and certain identifiable intangibles to be held and used by the Company and its subsidiaries are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the sum of undiscounted future cash flows expected to be generated by the assets is less than the carrying amount of the assets, impairment losses are recognized based on the fair value of the assets.

(6) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses on lease and loan portfolios that can be reasonably anticipated.

(7) Prepaid benefit cost (Accrued benefit liability)

The Company and its subsidiaries follow FASB Statement No. 87 (“Employer’s Accounting for Pensions”).

(8) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities.

Income and expenses are translated at the average rates of exchange prevailing during the fiscal year.

(9) Hedge accounting

The Company and its subsidiaries follow FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”), as amended by FASB Statement No. 138 (‘Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133”). All derivatives are recorded on the balance sheet at fair value.

(10) Goodwill and intangible assets resulting from business combinations

Goodwill and intangible assets that have indefinite useful lives are not amortized. Impairment tests are required on an annual basis and between annual tests when events or circumstances indicate impairment.

(11) Income taxes

Income taxes are accounted for under the assets and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

5. Cash and cash equivalents in the accompanying consolidated statements of cash flows

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

Revenues from overseas customers

Revenues from overseas customers are as follows.

March 3 1,2004

	Millions of JPY
	The Americas	Asia and Oceania	Europe	Total
Revenues from overseas customers	44,930	55,947	12,171	113,048

Total consolidated revenues				720,773

Ratio of revenues from overseas customers to total consolidated revenues	6.2%	7.8%	1.7%	15.7%

March 31,2003

March 31 ,2003

	Millions of JPY
	The Americas	Asia and Oceania	Europe	Total
Revenues from overseas customers	58,130	57,467	14,748	130,345

Total consolidated revenues				681,820

Ratio of revenues from overseas customers to total consolidated revenues	8.5%	8.4%	2.2%	19.1%

March 31,2004

	Millions of U.S. dollars
	The	Asia and
	Americas	Oceania	Europe	Total
Revenues from overseas customers	425	529	116	1,070

Total consolidated revenues				6,820

Ratio of revenues from overseas customers to total consolidated revenues	6.2%	7.8%	1.7%	15.7%

Investment in Securities

Investment in securities at March 31, 2004 and 2003 consists of the following:

	Millions of JPY		Millions of U.S. dollars
	March 31,	March 31,	March 31,
	2004	2003	2004
Trading securities	26,354	12,154	249
Available-for-sale securities	386,797	537,888	3,660
Held-to-maturity securities	—	10,638	—
Other securities	138,777	116,755	1,313

	551,928	677,435	5,222

For fiscal 2004 and 2003, net unrealized holding gains and losses on trading securities are gains of JPY1,977 million (US$19 million) and losses of JPY1,610 million, respectively. During fiscal 2004 and 2003, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of JPY164,860 million (US$ 1,560 million) and JPY264,021 million, respectively, resulting in gross realized gains of JPY10,910 million (US$103 million) and JPY9,822 million, respectively, and gross realized losses of JPY2,182 million (US$21 million) and JPY2,234 million, respectively. The cost of the securities sold was based on the average cost of each such security held at the time of the sale. Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds accounted for under the equity method.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale and held-to-maturity securities in each major security type at March 31, 2004 and 2003 are as follows:

March 31, 2004

	Millions of JPY
		Gross	Gross
		unrealized	unrealized
	Amortized cost	gains	losses	Fair Value
Available-for-sale:
Japanese and foreign government bond securities	14,520	87	(146)	14,461
Japanese prefectural and foreign municipal bond securities	16,761	20	(115)	16,666
Corporate debt securities	174,398	2,524	(2,977)	173,945
Mortgage-backed and other asset-backed securities	124,398	5,169	(3,387)	126,180
Equity securities	17,562	39,030	(1,047)	55,545

	347,639	46,830	(7,672)	386,797

March 31, 2003

	Millions of JPY
		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair Value
Available-for-sale:
Japanese and foreign government bond securities	41,466	173	(100)	41,539
Japanese prefectural and foreign municipal bond securities	13,826	91	(51)	13,866
Corporate debt securities	309,551	2,281	(4,633)	307,199
Mortgage-backed and other asset-backed securities	133,812	5,344	(3,355)	135,801
Funds in trust	4,606	—	(942)	3,664
Equity securities	25,476	12,956	(2,613)	35,819

	528,737	20,845	(11,694)	537,888

Held-to-maturity:
Asset-backed securities	10,638	397	(5)	11,030

	10,638	397	(5)	11,030

March 31, 2004

	Millions of JPY
		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair Value
Available-for-sale:
Japanese and foreign government bond securities	137	1	(1)	137
Japanese prefectural and foreign municipal bond securities	159	0	(1)	158
Corporate debt securities	1,650	24	(28)	1,646
Mortgage-backed and other asset-backed securities	1,177	49	(32)	1,194
Equity securities	166	369	(10)	525

	3,289	443	(72)	3,660

The following is a summary of the contractual maturities of debt securities classified as available-for-sale securities held at March 31, 2004:

	Millions of JPY		Millions of U.S. dollars
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	63,028	63,307	596	599
Due after one to five years	148,252	147,490	1,403	1,395
Due after five to ten years	72,915	72,771	690	689
Due after ten years	45,882	47,684	434	452

	330,077	331,252	3,123	3,135

Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

Key Quarterly Financial Data (Unaudited)	(millions of JPY)

	Fiscal 2003				Fiscal 2004
Balance Sheet Data	Ql (02/4-6)	Q2 (02/7-9)	Q3 (02/10-12)	Q4 (03/1-3)	Ql (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)	Q4 (04/1-3)
1) Investment in Direct Financing Leases	1,646,932	1,669,623	1,634,494	1,572,308	1,582,153	1,542,172	1,545,853	1,453,575
Japan	1,283,552	1,305,846	1,278,175	1,237,141	1,242,600	1,237,347	1,255,453	1,183,187
Overseas	363,380	363,777	356,319	335,167	339,553	304,825	290,400	270,388
2) Installment Loans	2,327,354	2,326,189	2,374,664	2,288,039	2,302,005	2,224,486	2,224,670	2,234,940
Japan	1,898,108	1,932,184	1,986,182	1,954,640	1,969,694	1,922,105	1,943,624	1,984,416
Overseas	429,246	394,005	388,482	333,399	332,311	302,381	281,046	250,524
3) Investment in Operating Leases	451,012	460,103	454,468	529,044	523,413	487,613	496,570	536,702
Japan	327,391	339,403	340,997	369,489	358,596	333,527	346,064	388,452
Overseas	123,621	120,700	113,471	159,555	164,817	154,086	150,506	148,250
4) Investment in Securities	759,406	717,500	695,319	677,435	697,926	589,918	544,021	551,928
Japan	565,409	520,005	505,995	497,829	528,184	440,598	394,784	399,463
Overseas	193,997	197,495	189,324	179,606	169,742	149,320	149,237	152,465
5) Other Operating Assets	133,954	120,151	125,641	76,343	75,065	72,502	70,556	72,049
Japan	123,107	109,398	115,632	66,713	65,803	64,300	63,008	64,993
Overseas	10,847	10,753	10,009	9,630	9,262	8,202	7,548	7,056

Total Operating Assets	5,318,658	5,293,566	5,284,586	5,143,169	5,180,562	4,916,691	4,881,670	4,849,194

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(150,264)	(136,961)	(136,833)	(133,146)	(134,740)	(130,015)	(130,851)	(128,020)
Allowance/Investment in Direct Financing Leases and Installment Loans	3.8%	3.4%	3.4%	3.4%	3.5%	3.5%	3.5%	3.5%

Total Assets	6,091,100	6,050,290	6,025,781	5,931,067	5,923,307	5,684,598	5,672,032	5,624,957

Short-Term Debt, Long-Term Debt and Deposits	4,489,605	4,425,331	4,393,599	4,239,514	4,232,175	3,977,021	3,941,826	3,859,180
Policy Liabilities	600,144	601,815	598,832	608,553	604,830	607,591	600,281	592,782

Total Liabilities	5,592,427	5,550,564	5,519,176	5,425,609	5,396,760	5,143,520	5,120,264	5,060,910

Shareholders’ Equity	498,673	499,726	506,605	505,458	526,547	541,078	551,768	564,047

Total Liabilities & Shareholders’ Equity	6,091,100	6,050,290	6,025,781	5,931,067	5,923,307	5,684,598	5,672,032	5,624,957

New Business Volumes	Ql (02/4-6)	Q2 (02/7-9)	Q3 (02/10-12)	Q4 (03/1-3)	Ql (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)	Q4 (04/1-3)
Direct Financing Leases: New receivables added	237,779	325,817	213,620	223,680	212,175	186,370	215,975	187,267
Japan	172,957	274,881	149,193	161,755	158,176	139,969	172,006	148,301
Overseas	64,822	50,936	64,427	61,925	53,999	46,401	43,969	38,966
Direct Financing Leases: New equipment acquisitions	210,819	297,122	187,555	200,352	188,194	166,734	192,336	165,976
Japan	151,062	251,883	128,093	144,525	138,479	121,963	151,787	129,688
Overseas	59,757	45,239	59,462	55,827	49,715	44,771	40,549	36,288
Installment Loans: New loans added	341,138	334,070	295,622	297,340	270,959	258,464	293,556	301,297
Japan	273,867	300,963	261,815	264,242	225,042	223,315	247,284	262,005
Overseas	67,271	33,107	33,807	33,098	45,917	35,149	46,272	39,292
Operating Leases: New equipment acquisitions	20,870	40,656	27,513	84,528	40,810	33,722	44,102	71,103
Japan	14,128	33,517	20,667	74,688	29,880	20,354	38,392	55,714
Overseas	6,742	7,139	6,846	9,840	10,930	13,368	5,710	15,389
Investment in Securities: New securities added	48,907	46,321	25,894	110,172	57,370	12,107	19,980	32,609
Japan	38,346	44,804	23,520	107,807	53,835	11,020	6,051	30,006
Overseas	10,561	1,517	2,374	2,365	3,535	1,087	13,929	2,603
Other Operating Transaction: New assets added	20,768	29,791	28,197	37,980	28,655	48,363	28,416	80,831
Japan	15,475	29,403	23,504	30,948	28,655	48,301	28,416	80,831
Overseas	5,293	388	4,693	7,032	—	62	—	—

(millions of JPY)

	Fiscal 2003				Fiscal 2004
Income Statement Data	Ql (02/4-6)	Q2 (02/7-9)	Q3 (02/10-12)	Q4 (03/1-3)	Ql (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)	Q4 (04/1-3)
Revenues
1) Direct Financing Leases	30,742	32,737	29,880	29,569	28,516	28,349	27,503	28,004
Japan	21,987	24,854	22,503	22,099	21,906	21,865	21,462	21,695
Overseas	8,755	7,883	7,377	7,470	6,610	6,484	6,041	6,309
2) Operating Leases	29,223	29,463	30,664	33,176	30,747	30,858	34,074	34,809
Japan	20,724	20,862	21,349	22,730	21,789	20,885	24,847	25,468
Overseas	8,499	8,601	9,315	10,446	8,958	9,973	9,227	9,341
3) Gains (Losses) on Sales of Real Estate under Operating Leases	996	622	(453)	2,092	5,549	2,345	1,121	101
Japan	996	622	(399)	(638)	5,464	2,317	981	109
Overseas	—	—	(54)	2,730	85	28	140	(8)
4) Interest on Loans and Investment Securities	30,757	33,284	31,395	36,154	28,314	31,263	27,860	29,307
Interest on loans	26,203	29,323	27,634	32,450	25,729	29,001	25,820	26,940
Japan	19,795	22,089	21,506	25,678	21,082	23,958	21,706	22,549
Overseas	6,408	7,234	6,128	6,772	4,647	5,043	4,114	4,391
Interest on investment securities	4,554	3,961	3,761	3,704	2,585	2,262	2,040	2,367
Japan	319	162	180	205	173	295	165	252
Overseas	4,235	3,799	3,581	3,499	2,412	1,967	1,875	2,115
5) Brokerage Commissions and Net Gains on Investment Securities	5,127	2,800	1,355	1,575	3,246	4,323	6,595	11,861
Brokerage commissions	774	569	536	521	691	1,167	1,006	1,103
Net gains on investment securities	4,353	2,231	819	1,054	2,555	3,156	5,589	10,758
6) Life Insurance Premiums and Related Investment Income	32,946	38,886	28,321	38,358	30,590	34,563	28,480	40,579
Life insurance premiums	28,745	34,503	25,184	34,531	27,524	31,114	24,231	36,589
Related investment income	4,201	4,383	3,137	3,827	3,066	3,449	4,249	3,990
7) Residential Condominium Sales	11,666	18,076	21,982	19,441	23,176	19,359	26,329	29,170
Japan	11,666	18,076	21,982	19,441	23,176	19,359	26,329	29,170
Overseas	—	—	—	—	—	—	—	—
8) Interest Income on Deposits	177	135	98	116	161	102	260	361
9) Other Operating Revenues	19,008	17,308	19,463	24,681	19,036	22,632	21,453	29,777
Japan	17,015	14,867	16,243	22,420	16,952	19,698	18,811	27,581
Overseas	1,993	2,441	3,220	2,261	2,084	2,934	2,642	2,196

Total Revenues	160,642	173,311	162,705	185,162	169,335	173,794	173,675	203,969

Expenses
1) Interest Expense	18,947	17,703	17,525	17,671	16,206	15,549	14,845	13,997
2) Depreciation — Operating Leases	19,308	19,291	19,588	21,806	20,505	20,674	20,869	21,871
3) Life Insurance Costs	29,649	34,775	26,792	34,468	29,326	28,917	24,892	36,518
4) Costs of Residential Condominium Sales	9,985	15,727	17,596	17,461	20,372	17,301	24,463	26,543
5) Other Operating Expenses	8,379	9,770	10,114	13,096	10,217	11,529	12,782	18,033
6) Selling, General and Administrative Expenses	34,163	35,666	35,270	39,172	37,489	39,981	39,551	44,814
7) Provision for Doubtful Receivables and Probable Loan Losses	12,803	12,164	12,421	17,318	11,968	11,875	10,839	14,910
8) Write-downs of Long-Lived Assets	—	14,665	—	36,017	—	4,202	—	8,143
9) Write-downs of Securities	2,166	3,576	2,174	6,409	1,506	551	1,930	1,253
10) Foreign Currency Transaction (Gain) Loss, Net	710	338	516	(353)	548	(74)	397	706

Total Expenses	136,110	163,675	141,996	203,065	148,137	150,505	150,568	186,788

Operating Income (Loss)	24,532	9,636	20,709	(17,903)	21,198	23,289	23,107	17,181
Equity in Net Income of Affiliates	1,623	1,736	2,315	529	3,384	8,539	2,707	3,294
Gain (Loss) on Sales of Affiliates	—	2	—	2,000	—	(396)	(136)	(10)
Income (Loss) before Discontinued Operations, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	26,155	11,374	23,024	(15,374)	24,582	31,432	25,678	20,465
Provision (Benefit) for Income Taxes	11,305	5,676	10,740	(6,975)	11,276	14,889	11,901	13,472
Income (Loss) before Discontinued Operations, Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	14,850	5,698	12,284	(8,399)	13,306	16,543	13,777	6,993
Discontinued Operations, Net of Applicable Tax Effect	98	180	165	216	792	535	696	769
Extraordinary Gain, Net of Applicable Tax Effect	—	—	—	3,214	—	243	—	366
Cumulative Effect of a Change in Accounting Principle, Net of Applicable Tax Effect	1,937	—	—	—	—	—	—	—

Net Income (Loss)	16,885	5,878	12,449	(4,969)	14,098	17,321	14,473	8,128

Key Ratios, Per Share Data, and Employees	Ql (02/4-6)	Q2 (02/7-9)	Q3 (02/10-12)	Q4 (03/1-3)	Ql (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)	Q4 (04/1-3)
Return on Equity (ROE)*	13.5%	4.7%	9.9%	(3.9%)	10.9%	13.0%	10.6%	5.8%
Return on Assets (ROA)*	1.09%	0.39%	0.82%	(0.33%)	0.95%	1.19%	1.02%	0.58%
Shareholders’ Equity Ratio	8.2%	8.3%	8.4%	8.5%	8.9%	9.5%	9.7%	10.0%
Debt-to-Equity Ratio (times)	9.0	8.9	8.7	8.4	8.0	7.4	7.1	6.8
Shareholders’ Equity Per Share (yen)	5,961.30	5,973.44	6,053.07	6,039.43	6,291.50	6,465.22	6,594.86	6,739.64
Basic EPS (yen)	201.85	70.27	148.76	(59.38)	168.45	206.96	172.94	97.14
Diluted EPS (yen)	189.95	66.32	140.18	(59.38)	158.71	194.94	162.72	91.33
Number of Employees	11,820	11,859	11,977	11,833	11,621	11,723	12,698	12,481

*annualized

(millions of JPY)

		Fiscal 2003				Fiscal 2004
Segment Information		Ql (02/4-6)	Q2 (02/7-9)	Q3 (02/10-12)	Q4 (03/1-3)	Ql (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)	Q4 (04/1-3)
Operations in Japan	Corporate Finance	31,465	33,079	31,147	29,869	30,993	33,269	31,086	33,007
	Equipment Operating Leases	16,233	16,734	16,899	17,789	16,980	17,717	18,647	21,026
	Real Estate-Related Finance	13,995	11,708	11,252	14,634	10,937	13,011	14,723	16,121
	Real Estate	18,983	26,331	30,305	28,835	37,239	29,921	35,429	40,862
	Life Insurance	32,946	38,886	28,321	38,358	30,590	33,973	27,978	40,850
	Other	12,773	14,386	15,000	19,079	16,231	16,398	18,614	22,743

	Sub-Total	126,395	141,124	132,924	148,564	142,970	144,289	146,477	174,609

Overseas Operations	The Americas	14,739	12,536	13,012	17,622	11,313	11,916	10,336	13,729
	Asia and Oceania	13,741	13,838	13,802	14,044	12,857	13,814	12,831	14,192
	Europe	3,091	2,742	3,760	3,718	2,606	2,721	3,133	2,248

	Sub-Total	31,571	29,116	30,574	35,384	26,776	28,451	26,300	30,169

Total Segment Revenues		157,966	170,240	163,498	183,948	169,746	172,740	172,777	204,778

Operations in Japan	Corporate Finance	10,411	14,089	11,562	8,096	9,345	12,574	11,592	10,276
	Equipment Operating Leases	1,271	1,708	1,593	(170)	1,520	1,936	2,072	3,814
	Real Estate-Related Finance	6,106	3,804	2,754	6,908	3,018	6,101	4,412	4,571
	Real Estate	2,735	(11,542)	4,341	(34,975)	8,160	(1,831)	1,722	(1,807)
	Life Insurance	1,282	1,694	(27)	1,842	(392)	2,899	1,834	1,041
	Other	2,554	4,372	3,229	(1,703)	1,177	1,651	2,253	4,998

	Sub-Total	24,359	14,125	23,452	(20,002)	22,828	23,330	23,885	22,893

Overseas Operations	The Americas	1,229	(2,256)	437	1,922	2,131	1,781	2,123	1,566
	Asia and Oceania	1,673	2,641	1,545	3,906	4,204	9,735	2,446	1,463
	Europe	(545)	(65)	(112)	(14)	(258)	(1,641)	454	193

	Sub-Total	2,357	320	1,870	5,814	6,077	9,875	5,023	3,222

Total Segment Profits (Income (Loss) before Income Taxes)		26,716	14,445	25,322	(14,188)	28,905	33,205	28,908	26,115

Operations in Japan	Corporate Finance	2,008,152	1,981,237	1,963,548	1,893,422	1,910,425	1,845,251	1,878,794	1,806,686
	Equipment Operating Leases	141,905	142,964	145,234	144,397	142,189	140,987	141,932	147,231
	Real Estate-Related Finance	906,193	908,115	908,821	931,513	932,999	879,964	901,501	909,019
	Real Estate	293,189	289,919	307,599	303,838	295,663	275,967	283,227	309,558
	Life Insurance	497,593	570,983	578,744	579,805	592,987	570,013	533,708	582,473
	Other	389,605	372,273	398,435	387,978	395,184	406,076	412,459	412,505

	Sub-Total	4,236,637	4,265,491	4,302,381	4,240,953	4,269,447	4,118,258	4,151,621	4,167,472

Overseas Operations	The Americas	695,351	713,300	691,100	618,148	604,167	541,036	517,134	472,595
	Asia and Oceania	467,456	431,966	454,123	437,874	461,345	434,584	419,775	413,041
	Europe	98,200	86,024	78,376	75,207	70,657	64,524	57,298	56,634

	Sub-Total	1,261,007	1,231,290	1,223,599	1,131,229	1,136,169	1,040,144	994,207	942,270

Total Segment Assets		5,497,644	5,496,781	5,525,980	5,372,182	5,405,616	5,158,402	5,145,828	5,109,742